File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION OF TRITON PACIFIC ADVISER, LLC AND TRITON PACIFIC INVESTMENT
CORPORATION, INC  FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE
 INVESTMENT COMPANY ACT OF 1940, AS AMENDED, (THE “1940 ACT”) FROM:  (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT, AND (2) CERTAIN DISCLOSURE REQUIREMENTS
UNDER VARIOUS RULES AND FORMS

May 18, 2015

Written or oral communications regarding this Application should be addressed to:

Michael Carroll, Chief Financial Officer
Triton Pacific Investment Corporation, Inc.
10877 Wilshire Blvd., 12th Floor
Los Angeles, CA 90024

Copies to:

Thomas C. Bacon, Esq.
Bacon Law Group
1601 N. Sepulveda Blvd., No. 349
Manhattan Beach, CA 90266
(310) 880-2698

This Application (including Exhibits) consists of 18 pages.
The Exhibit Index is on page 14.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

IN THE MATTER OF Triton Pacific Adviser, LLC, Triton Pacific Investment Corporation, Inc.

APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE 1940
ACT, FROM: (1) CERTAIN PROVISIONS OF
SECTION 15(a) OF THE 1940 ACT, AND
(2) CERTAIN DISCLOSURE REQUIREMENTS
UNDER VARIOUS RULES AND FORMS

File No.

I.                                        INTRODUCTION

Triton Pacific Investment Corporation, Inc. (the “Company”), an externally managed, closed-end, non-diversified management investment company that has filed an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), Triton Pacific Adviser, LLC (“TPA”), and any investment adviser controlling, controlled by, or under common control with TPA (each, an  “Adviser,” and collectively, the “Advisers,” and collectively with the Company, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act.  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act to the extent necessary to permit the Adviser, subject to the approval of the board of directors of the Company (the “Board”), including a majority of those who are not “interested persons” of the Company, or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each, a “Sub-Adviser”) to manage a portion of the assets of the Company pursuant to an investment sub-advisory agreement with a Sub-Adviser (“Sub-Advisory Agreement”); and (ii) materially amend an existing Sub-Advisory Agreement.  Applicants also apply for an order of the Commission under Section 6(c) exempting the  Company from certain disclosure obligations under the following rules and forms: (i) Item 20(1)(c) of Form N-2; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Company, the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage a portion of the assets of the Company, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders.  Under the manager of managers structure described in this application (the “Manager of Managers Structure”), the Adviser would identify and select Sub-Advisers, evaluate Sub-Advisers, and allocate Company assets to Sub-Advisers, and the Adviser would oversee the Sub-Advisers and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

Applicants believe that without this relief, the Company may be precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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I.     BACKGROUND

A.	The Company

The Company is a Maryland corporation and is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on June 14, 2011, which became effective on September 4, 2012.  On April 30, 2015 the Company filed a Post-Effective Amendment No.11 to its registration statement on Form N-2, which amendment became effective on April 30, 2015.  The Company filed an election to be regulated as a business development company (“BDC”) under the 1940 Act.1 In addition, the Company has elected and intends to continue to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, California 90024.

The Company’s investment objective is to maximize its portfolio’s total return by generating current income from debt investments and long term capital appreciation from equity investments. The Company will seek to meet its investment objectives by:

●	Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies;

●	Leveraging the experience and expertise of the Adviser and its affiliates in sourcing, evaluating and structuring transactions;

●	Employing disciplined underwriting policies and rigorous portfolio management; and

●	Maintaining a well balanced portfolio.

                The Company’s business and affairs are managed under the direction of the Board. The Board currently consists of five members, three of whom are Independent Directors.

B.	Services and Compensation of the Adviser

The Adviser is a limited liability company organized under Delaware law.  The Adviser’s current business address is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, California 90024.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any other Adviser and the Sub-Advisers will also be registered under the Advisers Act.  The Adviser will provide investment management services to the Company and will oversee the performance of the Sub-Advisers engaged for the Company who will be responsible for the complete day-to-day investment management for a portion of the Company.

At all times following the granting of the order sought by this Application, the prospectus for the Company will disclose the existence, substance and effect of the order granted pursuant to this Application.  The Company will hold itself out to the public as employing the Manager of Managers Structure described in this Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.  The operation of the Company in the manner described in this Application has been approved by a majority of the Company’s outstanding voting securities, as defined in the 1940 Act.

The Adviser serves as investment adviser to the Company pursuant to an investment advisory agreement with the Company (the “Advisory Agreement”).  Under the terms of the Advisory Agreement, the Adviser provides the Company with overall investment management services and, as it deems appropriate, continuously reviews, supervises and administers the Company’s investment program, subject to the supervision of, and policies

1 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

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established by, the Board.  For the investment management services it provides to the Company, the Adviser receives the fee specified in the Advisory Agreement from the Company, payable quarterly at an annual rate based on the average value of the Company’s gross assets at the end of each quarter and the immediately preceding calendar quarters, appropriately adjusted for any share issuances or repurchases during such quarter. The Advisory Agreement permits the Adviser to delegate certain responsibilities to one or more Sub-Advisers, subject to the approval of the Board.  The Adviser currently intends to delegate certain day-to-day portfolio management responsibilities for a portion of the assets of the Company to one or more Sub-Advisers, subject to the approval of the Board.

Subject to Board review, the Adviser will be responsible for engaging Sub-Advisers, monitoring and evaluating Sub-Adviser performance, and overseeing Sub-Adviser compliance with the Company’s investment objectives, policies and restrictions.2  The Adviser will select, monitor and evaluate Sub-Advisers for the Company based primarily upon research, quantitative and qualitative analysis of a Sub-Adviser’s skills and investment results in managing assets for specific asset classes, investment styles and/or strategies.  The Adviser will pay all of its expenses arising from the performance of its obligations under the Advisory Agreement, including all fees payable to any Sub-Adviser.  Payments will be made by the Adviser to a Sub-Adviser based on the average daily value of the Company’s net assets allocated to the Sub-Adviser, as calculated in accordance with the computation of net asset value included in the Company’s registration statement.

The terms of the Advisory Agreement complies with Section 15(a) of the 1940 Act.  The Advisory Agreement was approved by the Company’s shareholder(s) and its Board, including a majority of the Independent Directors, in the manner required by Sections 15(a) and (c) of the 1940 Act.  No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Board and the shareholders of the Company(s).

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Adviser will furnish to the Board and the Board will evaluate any information that may reasonably be necessary to evaluate the terms of any Advisory Agreement with a Sub-Adviser (each, a “Sub-advisory Agreement”).  In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid to the Sub-Adviser pursuant to the Sub-Advisory Agreement.  The information provided to the Board will be maintained as part of the minute book records of the Company pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

The Adviser will supervise the overall investment programs of the Company and advise and consult with the Board, and each of the different Sub-Advisers.  Subject to the review and approval of the Board, it will be the Adviser’s responsibility to select the Sub-Advisers, to allocate Company assets among them, and to review their continued performance.

Subject to the supervision and direction of the Board, the Adviser, as deemed appropriate by the Adviser and in accordance with the terms of the Advisory Agreement, will provide the Company with investment management evaluation services principally by performing initial due diligence on prospective Sub-Advisers for the Company and thereafter monitoring Sub-Adviser performance.  In evaluating prospective Sub-Advisers, the Adviser will consider, among other facts, each Sub-Adviser’s level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service, and client communications.  The Adviser will communicate performance expectations and evaluations to the Sub-Advisers and ultimately recommend to the Board whether a Sub-Adviser’s Sub-Advisory Agreement should be entered into, renewed, modified or terminated.  The Adviser will negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed.

The Adviser will also be responsible for conducting the operations of the Company, except those operations contracted to the Company’s other service providers, including but not limited to Sub-Advisers, the

2 The Adviser has hired one Sub-Adviser for the Company using the criteria described in this Application.  As of the date of this Application, the Adviser has entered into a Sub-Advisory Agreement with ZAIS Group, LLC (“ZAIS”). ZAIS is currently registered as investment advisers under the Advisers Act.

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Company’s distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Company.  Notwithstanding the foregoing, subject to Board review, the Adviser will be responsible for engaging Sub-Advisers, monitoring and evaluating Sub-Adviser performance, and overseeing Sub-Adviser compliance with the Company’s investment objectives, policies and restrictions.

C.	The Sub-Advisers and the Sub-Adviser Arrangements

The Company will generally source its private equity investments through its Adviser and its debt investments primarily through its Sub-Advisers.3  Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each Sub-Adviser for the Company will: furnish continuously an investment program for the Company (or portion thereof) it advises in accordance with the Company’s stated investment objective and policies; make investment recommendations to the Adviser  for the Company (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities at the directions of the Adviser and on behalf of the Company (or portion thereof for which it provides investment advice).  Each Sub-Adviser, and any future Sub-Adviser, will, if required (a) be registered with the Commission as an investment adviser under the Advisers Act, and (b) will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Company for which it provides investment advice.  The Adviser evaluates, allocates assets to and oversees the Sub-Advisers and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

Each Sub-Adviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Independent Directors.  Each Sub-Adviser will perform its services pursuant to a written Sub-Advisory Agreement with the Adviser.  This process will be repeated each time a new Sub-Adviser is proposed for the Company.  Shareholder approval normally will not be obtained if the relief requested herein is granted.  However, shareholder approval of a Sub-Advisory Agreement with a Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Company or the Adviser, other than by reason of serving as a Sub-Adviser to the Company (“Affiliated Sub-Adviser”), will be obtained.  Moreover, if a Sub-Adviser change is proposed for the Company with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Company and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.  Currently, the Adviser intends to enter into Sub-Advisory Agreements only with non-affiliated Sub-Advisers.

As required by Sections 15(a) and (c) of the 1940 Act, each Sub-Advisory Agreement will:  (i) precisely describe all compensation paid to the Sub-Adviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the Company on not more than 60 days written notice to the Sub-Adviser; and (iv) terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

Shareholders of the Company will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Sub-Advisers.  The Adviser will compensate the Sub-Advisers out of the advisory fee paid by the Company to the Adviser under the Advisory Agreement.  The Sub-Advisers will be compensated by the Adviser for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portion of the Company allocated that each Sub-Adviser manages directly.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of, and to make material changes in Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Company.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a

3 Under the terms of the Advisory Agreement, the Adviser has the authority to manage the assets of the Company directly.

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majority of the Independent Directors, when Sub-Adviser changes are made, when material changes in the Sub-Advisory Agreements are made or when new Sub-Advisory Agreements with existing Sub-Advisers are necessary or desired, except that approval by shareholders of the Company will not be sought or obtained.4  The Advisory Agreement between the Adviser and the Company, with respect to the Company, or between the Adviser and the Company, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

Applicants also seek an exemption to permit the Company to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 20(1)(c) of Form N-2; (2) Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants believe that this relief should be granted for the following reasons:  (1) the Adviser will operate the Company for which a Sub-Adviser serves as an investment adviser in a manner sufficiently different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Sub-Adviser would not serve any meaningful purpose; (2)  the relief will benefit shareholders by enabling the Company advised by Sub-Advisers to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Company advised by Sub-Advisers.

If the requested relief is granted, each Sub-Advisory Agreement will precisely describe the compensation the Sub-Adviser will receive for providing services to the Company, and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Sub-Advisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act; (2) the Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the Company on not more than sixty days written notice to the Sub-Adviser; and (3) the Sub-Advisory Agreement will terminate automatically in the event of its assignment, as defined in Section 2(a)(4) of the 1940 Act.

II.   EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” This provision requires the shareholders of the Company to approve a Sub-Advisory Agreement each and every time a new Sub-Adviser is retained to manage the assets of the Company or a new or materially amended contract is entered into with an existing Sub-Adviser.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants state that the requested relief meets this standard for the reasons discussed below.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act to eliminate the need for the Adviser and the Company, on behalf of any one or more of the Company, to submit

4 The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

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Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or entering into a new or materially amending a Sub-Advisory Agreement with an existing Sub-Adviser.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act.  Applicants believe the relief should be granted because: (i) the Adviser will operate the Company in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Company to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.	Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Company will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of the Company, the Adviser intends to originate investments for the Company with respect to its private equity investments and certain debt investments but the Adviser will utilize Sub-Advisers to originate and recommend many of the Company’s debt investments.  The Adviser will establish an investment program for the debt investments of the Company and will select, supervise and evaluate the Sub-Advisers who will make recommendations of debt investments for consideration by the Adviser but all investment decisions, both private equity and debt, will ultimately be made by the Adviser.   This is a service that the Adviser believes will add value to the investments of the Company’s shareholders because the Adviser will be able to select those Sub-Advisers best suited to make recommendations to the Adviser regarding a particular category of debt investment for the Company in light of the Company’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Advisers with respect to the Company will be substantially equivalent to the role of the individual portfolio managers employed by the traditional registered investment company advisory firms.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Company’s investment objectives and policies and have no significant supervisory, management, or administrative responsibilities with respect to the Company.  Applicants believe that shareholders will look to the Adviser when they have questions or concerns about their Company’s management or investment performance, and will expect the Adviser and the Board to select the Sub-Adviser that is best suited to help achieve the Company’s investment objectives.  Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate all Sub-Advisers out of the advisory fees that the Adviser will receive from the Company.  There is no compelling policy reason why shareholders should be required to approve relationships between the Sub-Advisers and the Company when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Adviser is proposed for retention by the Company, shareholders would be required to approve the new Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement is to be amended in any material respect, the shareholders of the Company would have to approve the change.  Moreover, it would be illegal for the Company to retain a Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval has been obtained.  In all of these cases, the need for shareholder approval would require the Company to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders on behalf of the Company, a process that may necessitate the retention of a proxy solicitor.  This process is time-consuming, costly, and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the Company and its shareholders.

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Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Company will pay the Adviser – i.e., the selection, supervision, and evaluation of Sub-Advisers – without incurring unnecessary delay or expense is appropriate in the interests of Company shareholders and will allow the Company to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Company will be able to act more quickly and with less expense to hire or replace Sub-Advisers when the Board and the Adviser feel that a change would benefit the Company.  Without the requested relief, the Company may, for example, be left in the hands of a Sub-Adviser who is underperforming or otherwise not making acceptable recommendations to the Adviser because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control – events which are beyond the control of the Adviser and the Company – the Company may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers.  The sudden loss of a Sub-Adviser could be highly disruptive to the operations of the Company.

b.	Consistent with the Protection of Investors

Primary responsibility for managing the Company will be vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Sub-Advisers in the Adviser (subject to the approval of the Board) in light of the management structure of the Company, as well as the shareholders’ expectation that the Adviser will be in possession of information necessary to select the most able Sub-Advisers.  The Adviser believes that investors choose the Company in part because of the added value to the Company from the Adviser who has the requisite experience to evaluate, select and supervise the Sub-Advisers with particular expertise in the relevant strategies/market sectors.

In evaluating the services that a Sub-Adviser will provide to the Company, the Adviser will consider certain information, including, but not limited to, the following:

(1)          the advisory services to be provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Company;

(2)          a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Company, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)          reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)          reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser typically will (i) review the Sub-Adviser’s current Form ADV, (ii) conduct a due diligence review of the Sub-Adviser, and (iii) conduct an interview of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of each Sub-Adviser’s compensation with respect to the Company for which the Sub-Adviser provides portfolio management services.  Although only the Adviser’s fee is payable directly by the Company, and each Sub-Adviser’s fee is payable by the Adviser, the fees of all Sub-Advisers directly bear on the amount and reasonableness of the Adviser’s fee payable by the Company.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

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(1)       a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)       comparisons of the proposed fees to be paid by the Company with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other investment companies funds, especially investment companies and accounts having similar investment objectives; and

(3)       data with respect to the projected expense ratios of the Company and comparisons with other investment companies of comparable size.

If this relief is granted, shareholders of the Company will continue to receive adequate information about the Sub-Advisers.  The prospectus of the Company will include all information required by Form N-2 concerning the Sub-Advisers for the Company (except as modified to permit Aggregate Fee Disclosure, as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the applicable Company’s prospectus will be promptly supplemented pursuant to Rule 497 under the 1933 Act.  If a new Sub-Adviser is retained in reliance on the requested order, the Company will inform its shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Adviser is hired for the Company, the Company will furnish to shareholders, within 90 days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement (“Information Statement”), which Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the requirements of Schedule 14A under the 1934 Act;5 and (b) the Company will also post the Information Statement on its website.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

c.	Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the registered investment company’s investment objective, policies and restrictions, are the features that distinguish one registered investment company from another.  The framers of the 1940 Act believed that if a registered investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Company’s Advisory Agreements and Sub-Advisory Agreements with Affiliated Sub-Advisers will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act.  The prospectus for the Company discloses that the Adviser is the primary provider of investment advisory services to the Company.  If the requested relief is granted, the prospectus for the Company with one or more Sub-Advisers will disclose that the Adviser may hire or change Sub-Advisers for the Company as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination, and replacement.  In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of

5 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Information Statement; and (f) instruct the shareholder that a paper or email copy of the Information Statement may be obtained, without charge, by contacting the Company.  An “Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below).  Information Statements will be filed electronically with the Commission via the EDGAR system.

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employment, because the shareholders of the registered investment company are relying on the investment adviser for the registered investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

B.	Disclosure of Sub-Advisers’ Fees

1.	Applicable Law

Item 20(1)(c) of Form N-2 requires a registered investment company to disclose in its registration statement the method of calculating the advisory fee payable by a registered investment company to each investment adviser, including the “total dollar amounts that the Company paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require the Company to disclose the fees the Adviser pays to each Sub-Adviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Company to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require the Company to disclose the fees the Adviser pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require the Company’s financial statements to include information concerning fees paid to the Sub-Advisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 20(1)(c) of Form N-2, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Company to disclose (as both a dollar amount and a percentage of the Company’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”).  For any Company that employs an Affiliated Sub-Adviser, the Company will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit the Company to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Sub-Adviser under the following rules and forms: (i)

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Item 20(1)(c) of Form N-2; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Adviser will operate the Company using one or more Sub-Advisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Company to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate the Company using one or more Sub-Advisers in a manner substantially different from that of conventional investment companies.  By investing in the Company, shareholders will hire the Adviser to manage the Company’s assets in conjunction with using its investment sub-adviser selection and monitoring process.  The Adviser, under the overall supervision of the Board, will take ultimate responsibility for overseeing Sub-Advisers and recommending their hiring, termination and replacement.  In return for its services, the Adviser will receive an advisory fee from the Company out of which it will compensate all Sub-Advisers.  Disclosure of the fees the Adviser pays to each Sub-Adviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Sub-Advisers.  Indeed, disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.

The requested relief will benefit shareholders of the Company because it will improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Sub-Advisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

A Company’s prospectus will disclose the advisory fee paid to the Adviser from the Company’s assets, out of which the Adviser will compensate the Sub-Adviser(s), if any, of the Company. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Adviser by the Company will not be increased without the approval of the shareholders of the Company.

For the reasons stated above, the granting of the Applicants’ request for relief for Aggregate Fee Disclosure is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act to several fund complexes based on conditions substantially similar to those proposed herein.  See, e.g., Bridge Builder Company and Olive Street Investment Advisers, LLC, Investment Company Act Release Nos. 30641 (August 6, 2013) (order) and 30592 (July 9, 2013) (notice) (“Bridge Builder”); Arden Investment Series Company and Arden Asset Management LLC, Investment Company Act Release Nos. 30283 (November 28, 2012) (order) and 30255 (November 2, 2012) (notice) (“Arden”); Company for Professional Managers and Collins Capital Investments, LLC, Investment Company Act Release Nos. 30263 (November 14, 2012) (order) and 30235 (notice) (“Collins Capital”); Advisors Series Company and Orinda Asset Management, Investment Company Act Release Nos. 30065 (May 21, 2012) (order) and 30043 (April 23, 2012) (notice) (“AST-Orinda”); Sterling Capital Company and Sterling Capital Management, LLC, Investment Company Act Release Nos. 29738 (July 26, 2011) (order) and 29713 (July 1, 2011) (notice) (“Sterling”); Simple Alternatives, LLC and The RBB Company, Inc (“Simple Alternatives”), Investment Company Act Release Nos. 29629 (April 19, 2011) (order) and 29616 (March 24, 2011) (notice); Highland Capital Management, L.P. and Highland Company I, Investment Company Act Release Nos. 29488 (October 26, 2010) (order) and 29445 (September 27, 2010) (notice) (“Highland”); American Fidelity Dual Strategy Company, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos. 29483 (October 25, 2010) (order) and 29444 (September 27, 2010) (notice) (“American Fidelity”); and Advisors Series Company and FundQuest Incorporated, Investment Company Act Release Nos. 28201 (March 25, 2008) (order); 28175 (February 27, 2008) (notice) (“AST-FundQuest”) and ING

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 Investments et al, Investment Company Act Release Nos. 30603 (July 22, 1013)(order) and 30566 (notice) (“ING Investments”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in AST-Orinda, AST-FundQuest, Bridge Builder, Arden, Collins Capital, Sterling, Simple Alternatives, Highland, and American Fidelity.

III. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.          Before the Company may rely on the order requested in the Application, the operation of the Company in the manner described in the Application will be approved by a majority of the Company’s outstanding voting securities, as defined in the 1940 Act.6

2.          The prospectus for the Company will disclose the existence, substance and effect of any order granted pursuant to this Application.  The Company will hold itself out to the public as employing the Manager of Managers Structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.          The Company will inform shareholders of the hiring of a new Sub-Adviser (other than an Affiliated Sub-Adviser) within 90 days after the hiring of that new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.          The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Company.

5.          At all times, at least a majority of the Board will be Independent Directors, and the nomination and selection of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.          When a Sub-Adviser change is proposed for the Company with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Company and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.          Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.          The Adviser will provide general management services to the Company, including overall supervisory responsibility for the general management and investment of the Company’s assets and, subject to review and approval of the Board, will (i) set the Company’s overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or part of the Company’s assets; (iii) when appropriate, allocate and reallocate the Company’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of Sub-Advisers; (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Company’s investment objective, policies and restrictions; and (vi) identify and select investment opportunities on behalf of the Company based, in some cases, upon the recommendation of the Sub-Advisers.  .

6 The operation of the Company in the manner described in the Application has already been approved by a majority of the Company’s outstanding voting securities, as defined in the 1940 Act.

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9.           No director or officer of the Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

10.         The Company will disclose in its registration statement the Aggregate Fee Disclosure.

11.         In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

IV. CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V. PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, CA 90024.  Applicants further state that all communications or questions should be directed to Triton Pacific Adviser, LLC, c/o Michael Carroll (310) 943-4900 and with a copy to copies to Thomas C. Bacon, Esq., Bacon Law Group, 1601 N. Sepulveda Boulevard, No. 349, Manhattan Beach, CA 90266, (310) 880-2698.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Company’s organizational documents, responsibility for the management of the affairs and business of the Company is currently vested in its Board, that by resolution duly adopted and attached to the Application as Exhibit A-1, the Board has authorized any officer of the Company to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Adviser is fully authorized under the Adviser’s organizational documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

[Continues on following page.]

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Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/s/	Craig Faggen
Name:		Craig Faggen
Title:		President

TRITON PACIFIC ADVISER, LLC

	By:	/s/	Craig Faggen
	Name:		Craig Faggen
	Title:		President

May 18, 2015

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EXHIBIT INDEX

Sequential Page Number

A-1	Authorizing Resolutions of Triton Pacific Investment Corporation, Inc.	A-1

B-1	Verification of Triton Pacific Investment Corporation, Inc. Pursuant to Rule 0-2(d)	B-1

B-2	Verification of Triton Pacific Adviser, LLC Pursuant to Rule 0-2(d)	B-2

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EXHIBIT A-1

TRITON PACIFIC INVESTMENT CORPORATION, INC.
RESOLUTIONS ADOPTED BY THE BOARD OF DIRECOTRS ON MAY 15 2015

Authorization to File Exemptive Order Application relating to the Company

WHEREAS, the Board of Directors of Triton Pacific Investment Corporation, Inc. (the “Company”), a majority of whom are independent members of the board (collectively, the “Board”), deems it to be in the best interests of the Company to permit Triton Pacific Adviser, LLC (the “Adviser”), subject to certain conditions required by the Securities and Exchange Commission (“Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into and materially amend, investment sub-advisory agreements (“Sub-Advisory Agreements”) with various sub-advisers that are not affiliated persons of the Company or the Adviser other than by reason of serving as a sub-adviser to the Company (“Sub-Advisers”), which Sub-Advisory Agreements shall be subject to review and approval by the full Board of Directors of the Company, including the independent members of the board (the “Board”), but not the shareholders of the Company; and

WHEREAS, the Board deems it to be in the best interests of the Company to permit the Company to disclose to shareholders only the aggregate fees paid to Sub-Advisers of the Company; and

WHEREAS, the Board believes that by entering into such Sub-Advisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Sub-Advisers, the Company will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Board has determined that it is appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and directs the officers of the Company, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Section 15(a) of the 1940 Act, and from certain disclosure requirements of the 1940 Act and various other applicable rules, regulations and forms under the federal securities laws.

FURTHER RESOLVED, that the officers of the Company are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions, the taking of any such action and the execution and delivery of any instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

A-1

EXHIBIT B-1

TRITON PACIFIC INVESTMENT CORPORATION, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated May 18, 2015 for and on behalf of Triton Pacific Investment Corporation, Inc. (the “Company”); that he is President of the Company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/	Craig Faggen
Name:		Craig Faggen
Title:		President

B-1

EXHIBIT B-2

TRITON PACIFIC ADVISER, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated May 18, 2015 for and on behalf of Triton Pacific Adviser, LLC; that he is an Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/	Craig Faggen
Name:		Craig Faggen
Title:		President

B-2